Exhibit 99.1

FOX INTERNATIONAL PRODUCTIONS AND BONA FILM GROUP ANNOUNCE PRODUCTION DEAL

Agreement Includes Development Co-production and Joint Distribution of Multiple Chinese-Language Films

LOS ANGELES & BEIJING (October 26, 2012) FOX INTERNATIONAL PRODUCTIONS (FIP), a division of 20th Century Fox Film Corporation, and BONA FILM GROUP LTD. (Nasdaq: BONA), one of China’s largest motion picture producers and distributors, today announced a multi-picture deal in which the two companies will together produce Chinese language films.

Under the agreement, the two companies will develop, produce and distribute films throughout China.

“This is a significant step in what we believe will be a long-term, multi-faceted collaboration with News Corp. and its subsidiary companies,” said Mr. Dong Yu, Founder, Chairman and CEO of Bona Film Group Limited. “The films released under this partnership will combine Bona’s deep understanding of production, distribution and audience preferences in China with FIP’s international expertise to create movies that satisfy audiences’ growing demand for blockbuster characteristics. We look forward to the cooperation and anticipated opportunities with FIP.”

The announcement follows an agreement forged earlier this year by which Bona secured a strategic investment from News Corporation (NASDAQ: NWS); (Nasdaq: NWSA); (ASX: NWS), (ASX: NWSLV), the parent company of 20th Century Fox Film. Under that investment agreement, News Corp. acquired a 19.9% equity stake in Bona directly from Mr. Yu, which enabled News Corp. to gain a strategic advantage in China’s burgeoning film industry. The new partnership between Fox International Productions and Bona furthers that relationship and enhances Fox’s position in China.

Sanford Panitch, President of Fox International Productions, stated: “We continue to be excited about the opportunities in the world’s fastest growing market.  Mr. Yu’s vision for Bona combined with the company’s stature as one of the leading distributors makes for great opportunities to co-produce and co-distribute Fox International Productions films in China.”

Box office receipts in China increased nearly 30% in 2011 over 2010 to more than U.S. $2 billion, according to EntGroup, making China the world’s third largest film market behind the United States and Japan. Industry growth is expected to accelerate even further over the next several years, moving China into the number two slot in worldwide box office revenue.

According to China’s State Administration of Radio, Film and Television (SARFT), the gross box office for the first half of 2012 totaled RMB 8.1 billion ($1.3 billion), up 41.7% from the same period in 2011, when the box office gross was RMB 5.7 billion ($904.5 million). (USD 1 = RMB 6.3).

As of the end of June 2012, China had over 3,000 cinemas with nearly 11,000 screens (including over 7,000+ 3D-capable screens) nationwide. More than 1,600 screens were added during the first six months of the year, with an average of nine screens built each day.

About 20th Century Fox Film

One of the world’s largest producers and distributors of motion pictures, 20th Century Fox Film (a division of News Corporation) produces, acquires and distributes motion pictures throughout the world.  These motion pictures are produced, acquired or distributed by the following units of 20th Century Fox Film:  Twentieth Century Fox, Fox 2000 Pictures, Fox Searchlight Pictures, Fox International Productions, and Twentieth Century Fox Animation/Blue Sky Studios.

About Bona Film Group Limited

Bona Film Group Limited (Nasdaq:BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, Europe and the United States, invests and produces movies in a variety of genres, owns and operates 15 movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

The Bona Film Group Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8412

Forward Looking Statements

This news release may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “believe,” “will,” “expect,” “anticipate,” “future,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Contacts:

For 20th Century Fox Film Corp. and Fox International Productions

Chris Petrikin

chris.petrikin@fox.com

Phone: 310.369.4781

For Bona Film Group Ltd.

In China:

Ms. Lingzi Gui

Bona Film Group Limited

Tel: +86 10-5928-3663

Email: ir@bonafilm.cn

In the U.S.:

The Piacente Group, Inc.

Investor Relations

Brandi Floberg or Lee Roth

Tel: (212) 481-2050

Email: bona@tpg-ir.com